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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 000-27546

ALLIANCE ATLANTIS COMMUNICATIONS INC.
(Translation of registrant's name into English)

121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

EXHIBIT INDEX

EXHIBIT 99.1	2005 Annual Information Form
EXHIBIT 99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2004
EXHIBIT 99.3	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2004

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANCE ATLANTIS COMMUNICATIONS INC.
Date: March 31, 2005
	By:	/s/ ANDREA WOOD Name: Andrea Wood Title: Corporate Secretary

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EXHIBIT INDEX
SIGNATURES